Securities and Exchange Commission
Washington D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
2006

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan Year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number __


06040909

A. Full title of the plan and address of the plan, if different from that of the Issuer named below:

DIAGEO NORTH AMERICAN, INC. SAVINGS PLAN
Diageo North America, Inc.
801 Main Avenue
Norwalk, Connecticut 06901

S.E.C. Registration No. __________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo PLC
8 Henrietta Place
London W1G 0NB
England

Page 1 of 14 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 550

Exhibits

1. Consent of KPMG LLP

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

To The Employee Benefits Administration Committee of
Diageo North America, Inc.:

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2006

DIAGEO NORTH AMERICA, INC. SAVINGS PLA

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Assets:			
Investments (note 3):			
At fair value:			
Mutual funds	$	165,372,039	162,659,445
Money market		12,446,375	12,260,948
Diageo common stoc		5,204,344	4,553,669
Participant loans		1,780,989	1,849,707
		184,803,747	181,323,769
At contract value:			
Commingled trust		50,773,499	54,862,719
Contribution receivable		237,297	—
Total assets		235,814,543	236,186,488
Liabilities:			
Accrued expenses		45,033	40,125
Net assets available for benefits	$	235,769,510	236,146,363

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLA

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

		2005	2004
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	S	4,723,647	13,541,101
Interest and dividends		10,195,489	6,248,985
Contributions:			
Participants		14,034,075	11,779,867
Total additions		28,953,211	31,569,953
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants		29,263,270	28,787,124
Administrative fees		66,794	50,928
Total deductions		29,330,064	28,838,052
Net increase (decrease)		(376,853)	2,731,901
Net assets available for benefits:			
Beginning of year		236,146,363	233,414,462
End of year	S	235,769,510	236,146,363

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Each year participants may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 26 mutual funds, one commingled trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions will be used to pay Plan expenses.

Effective April 1, 2003, all employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

(g) ***Payment of Benefits***

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with 5 or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

(h) ***Forfeited Accounts***

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Amounts forfeited during 2005 and 2004 were $34,528 and $16,889, respectively, and were used to reduce Plan expenses.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value, except for the interest in a common collective trust, which is valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants' loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(Continued)

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

		2005	2004
Mutual funds at fair value:			
Fidelity Magellan Fund	$	26,948,336	30,267,238
Fidelity Contrafund		27,231,850	21,857,636
Fidelity Growth and Income Fund		19,626,716	21,180,215
Fidelity Low Price Stock		16,162,854	18,432,259
Fidelity Equity Income II		12,732,953	13,033,398
Fidelity Retirement Money Market		12,446,375	12,260,948
Spartan US Equity Index		13,666,525	13,734,412
Investments at contract value:			
Fidelity Managed Income Portfolio II		50,773,499	54,862,719

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $4,723,647 in 2005 and $13,541,101 in 2004 as follows:

		2005	2004
Mutual funds	$	4,502,930	12,988,955
Diageo common stock		220,717	552,146
	$	4,723,647	13,541,101

(4) Guaranteed Investment Contract and Commingled Trust

As of December 31, 2005 and 2004, the Managed Income Portfolio II and the Income Fund, respectively, are included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses, because it is fully benefit-responsive. Contract value approximates fair market value.

(Continued)

(5) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments also include ADR shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Magellan Fund	Mutual Fund, 253,179 shares	$	26,948,336
*	Fidelity Growth and Income Fun	Mutual Fund, 570,544 shares		19,626,716
*	Fidelity Contrafun	Mutual Fund, 420,504 shares		27,231,850
*	Fidelity Equity Income I	Mutual Fund, 556,997 shares		12,732,953
*	Fidelity Retirement Money Marke	Mutual Fund, 12,446,375 shares		12,446,375
	Spartan U.S. Equity Index	Mutual Fund, 309,477 shares		13,666,525
*	Fidelity International Bond Fun	Mutual Fund, 344,699 shares		3,546,957
*	Fidelity Low Price Stoc	Mutual Fund, 395,760 shares		16,162,854
*	Fidelity Overseas Fun	Mutual Fund, 188,033 shares		7,822,813
*	Fidelity OTC Portfolio Fun	Mutual Fund, 46,272 shares		1,748,650
*	Fidelity Puritan Fun	Mutual Fund, 341,755 shares		6,401,073
*	Fidelity Freedom Income Fun	Mutual Fund, 30,857 shares		350,851
*	Fidelity Freedom 2000 Fun	Mutual Fund, 20,477 shares		250,026
*	Fidelity Freedom 2010 Fun	Mutual Fund, 72,597 shares		1,019,990
*	Fidelity Freedom 2020 Fun	Mutual Fund, 167,056 shares		2,457,399
*	Fidelity Freedom 2030 Fun	Mutual Fund, 140,171 shares		2,105,362
*	Fidelity Independence Fun	Mutual Fund, 180,493 shares		3,546,689
	PIMCO Total Return ADM Fund	Mutual Fund, 727,624 shares		7,640,057
	Dreyfus Founders Balance Fun	Mutual Fund, 165,073 shares		1,417,984
	MSI Global Value Equit	Mutual Fund, 151,809 shares		2,685,508
*	Fidelity Managed Income Portfolio I	Commingled Trust 50,773,499 shares		50,773,449
*	Fidelity Freedom 2040 Fun	Mutual Fund, 73,925 shares		652,756
*	Fidelity Freedom 2005	Mutual Fund, 339 shares		3,770
*	Fidelity Freedom 2015	Mutual Fund, 27,540 shares		318,092
*	Fidelity Freedom 2025	Mutual Fund, 2,472 shares		29,561
*	Fidelity Freedom 2035	Mutual Fund, 5,506 shares		67,298
	MSIFT MidCap Growth Advantage Fun	Mutual Fund, 286,218 shares		6,938,019
*	Diageo Stock Fund	Diageo common stock, 165,163 shares		5,204,344
*	Participant Loans	Loans to participants with interest rates ranging from 4% to 10.5%		1,780,989
			$	235,577,246

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

Date 6/29/06

By Rita A. Amaio